JOHNSON EQUITY INCOME FUND

FOURTH QUARTER 2022



CONTENTS



REFINITIV LIPPER FUND AWARDS

2021 WINNER
UNITED STATES

A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

» Founded in 1965

» Headquarters in Cincinnati, OH with satellite offices in Chicago, IL and New York, NY

» Division of Johnson Investment Counsel

» Independent and 100% employee-owned

» Over $4.6 billion in institutional assets under management—over $16 billion* in firm assets under management

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

Jason Jackman, CFA – Chief Executive Officer

*AUM as of 12/31/2022

INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:



- Corporate 33%
- Public Funds (Government) 7%
- Union/Multi-Employer/Taft-Hartley 13%
- Endowment & Foundation 24%
- High Net Worth Individuals 10%
- Sub-Advisory/Insurance 9%
- Health Care 4%

Institutional Capabilities:

Fixed Income Investment Strategies
- Short Duration
- Intermediate
- Core
- Core Plus
- Long Duration
- Custom Liability-Driven Investment

Equity Investment Strategies
- Enhanced Index
- SMID Cap Core

Investment Vehicles
- Separate Accounts
- Mutual Funds

Note: All data as of 12/31/2022

2021 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund was a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.



EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA

Chief Investment Officer, Principal
12 years

Portfolio Strategy Team

Portfolio Advisor

Charles Rinehart, CFA, CAIA

Chief Investment Officer, Principal
12 years

William Jung, CFA

Senior Research Analyst, Principal
23 years

Eric Bachus, CFA

Associate Portfolio Manager   *4 years*

Bret Parrish, CFA

President of Private Client Group, Principal
29 years

Sector Analysts

William Jung, CFA

Senior Research Analyst, Principal
Financials, Energy, Utilities
23 years

Chris Godby, CFA

Senior Research Analyst
Technology, Communication Services
17 years

Bryan Andress, CFA

Senior Research Analyst
Consumer Discretionary, Industrials, Materials,
9 years

Joe Abbott, CFA

Senior Research Analyst
Consumer Staples, Health Care, Real Estate
4 years

Zack Berohn

Research Associate

1 year

Team and years of experience as of 12/31/2022.

INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing shareholder income return
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $2 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable shareholder income return streams

WHY QUALITY MATTERS

History has taught us over time that competitive pressure and economic cyclicality can topple unprepared businesses and cause permanent losses for investors. The key to navigating the unpredictability of the market and avoid "disastrous loss" is to focus on quality companies that can fight off competition and have corporate structures that can survive economic turmoil over the full market cycle.

% OF STOCKS IN S&P 500 EXPERIENCING A "DISASTROUS LOSS"		% OF JEQIX STOCKS EXPERIENCING A "DISASTROUS LOSS"	
Energy	74%	Energy	13%
Financials	36%	Financials	8%
Consumer Discretionary	35%	Industrials	4%
S&P 500	24%	JEQIX	3%
Communication Services	24%	Communication Services	0%
Materials	22%	Materials	0%
Real Estate	21%	Real Estate	0%
Industrials	17%	Consumer Discretionary	0%
Information Technology	14%	Information Technology	0%
Consumer Staples	9%	Consumer Staples	0%
Utilities	9%	Utilities	0%
Health Care	7%	Health Care	0%

Note: "Disastrous Loss" defined as a 70% decline in price from peak levels which is not recovered. S&P 500 universe based on holdings in the index from 2006 to 2021. JEQIX stocks universe based on quarterly mutual fund holdings from 2006 to 2021.

WHAT IS "QUALITY"?

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are in companies with high returns on investment, stable to expanding profitability, and low leverage that provides financial stability. Over time, investing in companies with these characteristics has provided better returns with lower risk.



HIGH QUALITY STOCKS VS. LOW QUALITY STOCKS

Note: Return and volatility data based on period 1/1/1997 – 12/31/2021. 'High Quality' defined as Russell 1000 stocks that ranked in top quintile of a proprietary quality multi-factor ranking that includes factors related to profitability, stability of fundamentals, and leverage. 'Low Quality' defined as Russell 1000 stocks that ranked in the bottom quintile of the same proprietary quality multi-factor ranking.

SHAREHOLDER YIELD – A SIGNAL OF QUALITY

A sign of a healthy business with a strong balance sheet is that of a company that returns capital to their shareholders via dividends, net share repurchases and net debt reduction. Unlike other accounting-based measures of corporate profitability, shareholder yield is easily measured and difficult to manipulate.

Companies that prioritize shareholder yield have outperformed non-payers with less risk over time.





Left and Right Chart: Data from 12/31/1984 to 12/31/2021 based on the Russell 1000 Equal-Weighted universe.

❯ SOURCE: FACTSET

THE IMPORTANCE OF DIVIDEND INCOME

Equity income investing provides a means by which investors can generate real income growth to meet current and future income needs. Dividends provide an effective inflation hedge to portfolio income streams and a growing percentage of a balanced portfolio's income.

Over the last 20 years, dividends have grown to account for greater than 50% of the total income generated by a 60/40 balanced portfolio.



DIVIDEND GROWTH VS. CPI BY DECADE



60/40 PORTFOLIO - INCOME CONTRIBUTION

Left Chart: Dividend growth is based on S&P 500 Composite; CPI is based on Consumer Price Index – All Urban Consumers.

Right Chart: 60/40 portfolio based on 60% equities and 40% bonds. Equity Income % is based on S&P 500 Composite dividend yield. Bond Income % is based on Bloomberg U.S. Aggregate Yield-to-Worst used for period 1/1/1976 to 12/31/2021.

OUR QUALITY DISCIPLINE IN ACTION

When times are tough, investments in quality companies can provide a safe port in the storm. Providing downside protection during these volatile times is an effective return enhancer over time by protecting investors' capital. Selecting securities through our quality lens has a proven track record of downside protection during challenging market environments.



JOHNSON EQUITY INCOME FUND RELATIVE PERFORMANCE VS. KEY INDICES AND PEER GROUPS DURING THE WORST QUARTERS FOR THE S&P 500 SINCE 2006

QUARTER ENDING	LOW QUALITY	S&P 500	S&P 500 VALUE	LIPPER EQUITY INCOME PEERS	MORNINGSTAR LARGE VALUE	MORNINGSTAR LARGE BLEND
DEC 08	14.26%	2.16%	3.86%	0.37%	1.68%	2.25%
MAR 20	11.27%	-1.30%	4.32%	2.09%	5.78%	-0.13%
SEP 11	10.49%	1.28%	3.58%	1.32%	3.08%	2.31%
DEC 18	6.70%	2.52%	0.90%	-0.36%	1.71%	2.52%
JUN 10	0.10%	-0.63%	-0.61%	-1.27%	-0.71%	-0.79%
MAR 09	2.58%	-0.65%	4.25%	0.56%	0.29%	-2.41%
MAR 08	4.93%	3.34%	2.70%	2.33%	2.74%	2.98%
SEP 08	2.97%	5.30%	1.75%	4.39%	4.36%	6.10%
SEP 15	5.20%	-0.23%	1.44%	0.44%	1.56%	0.34%
DEC 07	10.05%	2.54%	4.43%	3.31%	3.62%	1.80%
AVERAGE	**6.86%**	**1.43%**	**2.66%**	**1.32%**	**2.41%**	**1.50%**

AVERAGE DOWN CAPTURE VS. S&P 500

Left chart: Compares relative performance for the Johnson Equity Income Fund (Johnson Equity Income Fund return less comparison return) to low-quality stocks, S&P 500, S&P 500 Value, Lipper Equity Income peers, the Morningstar Large Value universe, and the Morningstar Large Blend universe during the ten worst quarters for the S&P 500 from 1/1/2006 (Johnson Equity Income Fund inception) to 12/31/2021. Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicated. Quality is defined as a multi-factor ranking of stocks emphasizing profitability, fundamental improvement, fundamental stability, and balance sheet strength. Low-quality securities are in the bottom quintile of a multi-factor ranking of an equal-weighted Russell 1000 universe.

Right chart: Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicate. Data from 12/31/2005 to 12/31/2021.

INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe

» Market cap over $2 billion

» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction

» Social responsibility criteria

Quality Review

» Strong management team

» Sustainable competitive advantage

» Strong balance sheet

» High quality earnings stream

Valuation Discipline

» Securities will not be purchased unless there is a compelling valuation opportunity

» Primary tool is discounted cash flow

Portfolio Risk

» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio

» Diversified portfolio of 40-60 securities

INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.



QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION

RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed

ESG FACTORS

The Fund uses the following environmental, social and corporate governance factors when evaluating investment opportunities and shareholder proxy voting:

Proxy Voting

- Vote against/withhold from the chair of the nominating committee (or other directors) at companies where there are no women on the company's board

- Vote against/withhold from non-independent directors serving on Audit, Compensation, and Nominating committees

- Vote against the members of the Audit Committee if problematic audit-related practices have been identified

- Vote against the members of the Compensation Committee in egregious situations such as significant misalignment between CEO pay and company performance or problematic pay practices at the company

- Vote on a case-by-case basis if there are significant controversies, fines, penalties, or litigation associated with the company's environmental or social practices

Investment Opportunities

The Fund does not invest in securities that predominately operate in the following industries:

- Alcohol

- Casino

- Embryonic Stem-Cell Research

- Tobacco

Note: These are general shareholder proxy voting rules, and we evaluate each proxy on a case-by-case basis.

PORTFOLIO CHARACTERISTICS

COMMENTARY

» Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)

» Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.91	1.00
YIELD	1.81%	1.72%
FORWARD EV/EBITDA	13.7	11.7
MEDIAN CFROI	36.1%	29.0%
MARKET CAPITALIZATION (BILLIONS)	$234.3	$417.3
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	64.4%	31.7%

Note: Data as of 12/31/2022; characteristics exclude cash balance. Beta based on last 5 years vs S&P 500.

*Excludes unranked stocks

RELATIVE SECTOR WEIGHTINGS



S&P 500   Johnson Equity Income Fund

TOP 10 STOCK HOLDINGS

NAME	% OF PORTFOLIO
Axis Cap Holdings LTD (AXS)	3.50%
American Electric Power Co Inc (AEP)	3.29%
Analog Devices Inc (ADI)	3.21%
Visa Inc (V)	3.16%
Danaher Corporation (DHR)	3.12%
Microsoft Corp (MSFT)	3.05%
Williams Cos Inc (WMB)	2.53%
Chevron Corp (CVX)	2.48%
Coca-Cola Co (KO)	2.41%
Nordson Corp (NDSN)	2.31%

SOURCE: JOHNSON ASSET MANAGEMENT

PORTFOLIO STATISTICS

RISK / RETURN



UPSIDE / DOWNSIDE



	RETURN	STANDARD DEVIATION	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN LOSS VALUE	SHARPE RATIO	ALPHA
JOHNSON EQUITY INCOME FUND	9.35	14.67	92.69%	91.23%	-43.92%	0.56	1.01
S&P 500 INDEX	9.01	15.55	100.00%	100.00%	-50.95%	0.51	0.00
LIPPER EQUITY INCOME INDEX	7.60	14.56	88.74%	94.78%	-50.73%	0.45	-0.62

Note: Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2006 through 12/31/2022. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

PERFORMANCE



JOHNSON EQUITY INCOME FUND
(periods ending 12/31/2022)



ANNUAL RETURNS

	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
JOHNSON EQUITY INCOME FUND	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%	31.09%
S&P 500	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%	32.39%
LIPPER EQUITY INCOME INDEX	-5.58%	24.57%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%	28.70%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

≫ SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR



YTD CONTRIBUTORS TO RETURN

TOP 5 CONTRIBUTORS

- First Horizon Corp (FHN)
- Chevron Corp (CVX)
- Williams Cos Inc (WMB)
- Hubbell Inc (HUBB)
- TJX Cos Inc (TJX)

BOTTOM 5 CONTRIBUTORS

- V.F. Corp (VFC)
- Adobe Systems Incorp (ADBE)
- Zoetis Inc (ZTS)
- Alphabet Inc (GOOGL)
- Microsoft Corp (MSFT)

Note: Top and bottom contributors are JEQIX holdings from 12/31/2021 – 12/31/2022.

PERFORMANCE VS. PEER UNIVERSE



JOHNSON EQUITY INCOME FUND VS LIPPER EQUITY INCOME FUNDS UNIVERSE

Legend:
- ■ JOHNSON EQUITY INCOME FUND
- ▲ LIPPER EQUITY INCOME IX
- ◆ S&P 500

- ☐ 5TH TO 25TH PERCENTILE
- ☐ 25TH PERCENTILE TO MEDIAN
- ☐ MEDIAN TO 75TH PERCENTILE
- ■ 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 12/31/2022. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

PERFORMANCE VS. PEER UNIVERSE



JOHNSON EQUITY INCOME FUND VS LIPPER LARGE CAP CORE FUNDS UNIVERSE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 12/31/2022. Lipper Large Cap Core Funds Universe is composed of funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) above Refinitiv Lipper's USDE large-cap floor. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

THANK YOU

JOHNSONASSET.COM

513.389.2770



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IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.